Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Product Supplement ARN-2 dated March 27, 2012)

| | |
|---|---|
| 3,761,968 Units | Pricing Date     February 21, 2013 |
| $10 principal amount per unit | Settlement Date     February 28, 2013 |
| CUSIP No. 40433T331 | Maturity Date     April 25, 2014 |



# Accelerated Return Notes® Linked to the PHLX Housing SectorSM Index

- Maturity of approximately 14 months
- 3-to-1 upside exposure to increases in the Index, subject to a capped return of 18.15%
- 1-to-1 downside exposure to decreases in the Index, with 100% of your investment at risk
- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.
- No interest payments
- No listing on any securities exchange



**The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See "Risk Factors" and "Additional Risk Factors" beginning on page TS-6 of this term sheet and "Risk Factors" beginning on page S-9 of product supplement ARN-2.**

––––––––––––––––––––––––

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

––––––––––––––––––––––––

| | Per Unit | Total |
|---|---|---|
| Public offering price[(1)]............. | $ 10.00 | $ 37,619,680.00 |
| Underwriting discount[(1)]............ | $ 0.20 | $ 752,393.60 |
| Proceeds, before expenses, to HSBC | $ 9.80 | $ 36,867,286.40 |

(1) See as well "Supplement to the Plan of Distribution."

**The notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

**Merrill Lynch & Co.**
February 21, 2013



# Accelerated Return Notes®

Linked to the PHLX Housing Sector<sup>SM</sup> Index, due April 25, 2014

**Enhanced Return**

# Summary

The Accelerated Return Notes® Linked to the PHLX Housing Sector<sup>SM</sup> Index due April 25, 2014 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you a leveraged return, subject to a cap, if the Ending Value (as determined below) of the PHLX Housing Sector<sup>SM</sup> Index (the "Index") is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

- Product supplement ARN-2 dated March 27, 2012:
  http://sec.gov/Archives/edgar/data/83246/000114420412017418/v307213_424b2.htm

- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

*Our Central Index Key, or CIK, on the SEC Website is 83246.*Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

## Terms of the Notes

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. ("HSBC") |
| **Original Offering Price:** | $10.00 per unit |
| **Term:** | Approximately 14 months |
| **Market Measure:** | PHLX Housing Sector<sup>SM</sup> Index (Bloomberg symbol: "HGX"), a price return index. |
| **Starting Value:** | 179.53 |
| **Ending Value:** | The average of the closing levels of the Index on each scheduled calculation day occurring during the Maturity Valuation Period. The calculation days are subject to postponement in the event of Market Disruption Events, as described on page S-22 of product supplement ARN-2. |
| **Capped Value:** | $11.815 per unit of the notes, which represents a return of 18.15% over the Original Offering Price. |
| **Maturity Valuation Period:** | April 15, 2014, April 16, 2014, April 17, 2014, April 21, 2014, and April 22, 2014 |
| **Participation Rate:** | 300% |
| **Calculation Agent:** | Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly. |
| **Fees Charged:** | The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-13. |

## Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:



**Is the Ending Value greater than the Starting Value?**

**Yes** — You will receive per unit, *up to a maximum payment not to exceed the Capped Value:*

$$\$10 + \left[ \$10 \times ParticipatonRate \times \left( \frac{Ending\,Value - Starting\,Value}{Starting\,Value} \right) \right]$$

**No** — You will receive per unit:

$$\$10 \times \left( \frac{Ending\,Value}{Starting\,Value} \right)$$

*If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes.*

# Investor Considerations

**You may wish to consider an investment in the notes if:**

- You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

- You accept that your investment will result in a loss, which could be significant, if the Index decreases from the Starting Value to the Ending Value.

- You accept that the return on the notes, if any, will be capped.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the Original Offering Price and will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

**The notes may not be an appropriate investment for you if:**

- You believe that the Index will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

- You seek 100% return of principal at maturity.

- You seek an uncapped return on your investment.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on the stocks included in the Index.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

# Hypothetical Payout Profile

**Accelerated Return Notes®**



This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $11.815 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

# Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only.  They are based on **hypothetical** values and show **hypothetical** returns on the notes. **The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, and term of your investment.**

The following table is based on a Starting Value of 100, the Participation Rate of 300%, and the Capped Value of $11.815 per unit.  It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes.  The following examples do not take into account any tax consequences from investing in the notes.

| Ending Value | Percentage Change from the Starting Value to the Ending Value | Redemption Amount per Unit | Total Rate of Return on the Notes |
|---|---|---|---|
| 60.00 | -40.00% | $6.000 | -40.000% |
| 70.00 | -30.00% | $7.000 | -30.000% |
| 80.00 | -20.00% | $8.000 | -20.000% |
| 90.00 | -10.00% | $9.000 | -10.000% |
| 94.00 | -6.00% | $9.400 | -6.000% |
| 97.00 | -3.00% | $9.700 | -3.000% |
| 100.00[1] | 0.00% | $10.000 | 0.000% |
| 103.00 | 3.00% | $10.900 | 9.000% |
| 106.00 | 6.00% | $11.800 | 18.000% |
| 110.00 | 10.00% | $11.815[2] | 18.150% |
| 120.00 | 20.00% | $11.815 | 18.150% |
| 130.00 | 30.00% | $11.815 | 18.150% |
| 140.00 | 40.00% | $11.815 | 18.150% |
| 150.00 | 50.00% | $11.815 | 18.150% |
| 160.00 | 60.00% | $11.815 | 18.150% |

(1)     The **hypothetical** Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 179.53, which was the closing level of the Index on the pricing date.

(2)     The Redemption Amount per unit cannot exceed the Capped Value.

For recent actual levels of the Index, see "The Index" section below.  The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly.  In addition, all payments on the notes are subject to issuer credit risk.


**Redemption Amount Calculation Examples**

**Example 1**

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value:     100.00

Ending Value:     80.00

$$\$10 \times \left( \frac{80}{100} \right) \quad = \$8.00 \text{ Redemption Amount per unit}$$

**Example 2**

The Ending Value is 103.00, or 103.00% of the Starting Value:

Starting Value:     100.00

Ending Value:     103.00

$$\$10 + \left[ \$10 \times 300\% \times \left( \frac{103-100}{100} \right) \right] = \$10.90 \text{ Redemption Amount per unit}$$

**Example 3**

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value:     100.00

Ending Value:     130.00

$$\$10 + \left[ \$10 \times 300\% \times \left( \frac{130-100}{100} \right) \right]$$
**= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.815 per unit**

# Risk Factors

*We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.*

*In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."*

- Your investment may result in a loss; there is no guaranteed return of principal.

- Your yield may be less than the yield on a conventional debt security of comparable maturity.

- Payments on the notes are subject to our credit risk.

- Your return, if any, is limited to the return represented by the Capped Value.

- Your investment return may be less than a comparable investment directly in the Index, or the components included in the Index.

- You must rely on your own evaluation of the merits of an investment linked to the Index.

- Commissions, fees and hedging costs as described on page TS-13 may affect the price at which you will be able to sell the notes in secondary market transactions.

- We cannot assure you that a trading market for your notes will ever develop or be maintained. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

- The Redemption Amount will not reflect changes in the value of the Index prior to the Maturity Valuation Period.

- The publisher of the Index may adjust the Index in a way that affects its value, and the Index publisher has no obligation to consider your interests.

- If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than their Original Offering Price.

- Purchases and sales by us, MLPF&S and our respective affiliates of the securities represented by the Index may affect your return.

- Our trading and hedging activities, and those of MLPF&S, may create conflicts of interest with you.

- Our hedging activities, and those of MLPF&S, may affect your return on the notes and their market value.

- There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent.

- The notes are not insured by any governmental agency of the United States or any other jurisdiction.

- You will have no rights as a security holder, you will have no rights to receive any of the securities represented by the Index and you will not be entitled to receive dividends or other distributions by issuers of these securities.

- We and MLPF&S do not control any company included in the Index and are not responsible for any disclosure made by any other company.

- Our business activities and those of MLPF&S relating to the companies represented by the Index may create conflicts of interest with you.

- The U.S. federal income tax consequences of the notes are uncertain and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page S-34 of product supplement ARN-2.

# Additional Risk Factors

**The stocks included in the Index are concentrated in one sector.**

All of the stocks included in the Index are issued by companies whose primary lines of business are directly associated with the U.S. housing construction sector.  As a result, the stocks that will determine the performance of the notes are concentrated in one sector.  Although an investment in the notes will not give holders any ownership or other direct interests in the stocks underlying the Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the U.S. housing construction sector.  Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

**A limited number of Index Components may affect its level and the Index is not necessarily representative of the U.S. housing construction industry.**

As of January 31, 2013, the top three Index Components constituted 32.09% of the total weight of the Index and the top six Index Components constituted 56.60% of the total weight of the Index.  Any reduction in the market price of those securities is likely to have a substantial adverse impact on the level of the Index and the value of the notes.

While the stocks comprising the Index are common stocks of companies generally considered to be involved in various segments of the U.S. housing construction industry, the stocks underlying the Index and the Index may not necessarily follow the price movements of the entire industry generally.  If the stocks underlying the Index decline in value, the Index will decline in value even if common stock prices in the U.S. housing construction industry generally increase in value.

**The housing construction industry is significantly affected by general and local economic conditions and real estate markets as well as by weather conditions, natural disasters, and geopolitical events, any of which could adversely affect the performance of the companies included in the Index.**

The housing construction industry is cyclical and has from time to time experienced significant difficulties.  The prices of the equity securities included in the Index and, in turn, the level of the Index will be affected by a number of factors that may affect the value of the notes, including:

- employment levels and job growth;
- the availability of financing for home buyers;
- market interest rates;
- consumer confidence;
- housing demand and real estate values;
- the availability of suitable undeveloped land;
- raw material and labor shortages and price fluctuations;
- federal, state, and local laws and regulations concerning the development of land, housing construction, home sales, consumer financing, and environmental protection;
- competition among companies which engage in the housing construction business; and
- the supply of homes and other housing alternatives.

In addition, weather conditions and natural disasters such as hurricanes, tornadoes, earthquakes, floods, and fires can harm the housing construction business.  Geopolitical events, such as armed conflict and related market disruptions could also have a significant impact on the housing construction business.

These factors described above could cause a change in the housing construction industry generally or regionally and could cause the value of the equity securities included in the Index and the level of the Index to decrease or remain flat during the term of the notes.

**There is no direct correlation between the value of the notes or the level of the Index and residential housing prices.**

There is no direct linkage between the level of the Index and residential housing prices in specific regions or residential housing prices in general.  While residential housing prices may be one factor that could affect the prices of the stocks included in the Index and, consequently, the Redemption Amount, the Index and the notes are not directly linked to movements of residential housing prices and may be affected by factors unrelated to those movements.

# The Index

We have obtained all information regarding the Index contained in this term sheet, including its make-up, method of calculation, and changes in its components, from information prepared by NASDAQ OMX (the "Index sponsor").  That information reflects the policies of, and is subject to change by NASDAQ OMX.  NASDAQ OMX, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

"Nasdaq®," "OMX®," "NASDAQ OMX®," "PHLX®," " PHLX Housing Sector^SM Index," and "HGX^SM" are registered trademarks or servicemarks of Nasdaq OMX and have been licensed for use.  The notes have not been passed on by NASDAQ OMX as to their legality or suitability and are not sponsored, endorsed, sold, or promoted by NASDAQ OMX or its affiliates.  **NASDAQ OMX OR ITS AFFILIATES MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE NOTES AND MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.**

The Index is designed to measure the performance of a set of companies whose primary lines of business are directly associated with the U.S. housing construction market. The Index is currently composed of 19 members.  See "—Composition of the Index."  The Index is published by NASDAQ OMX.  The Index began on January 2, 2002 at a base value of 250.00.

The Index is monitored or benchmarked against the value at which it was initially set.  The Index will reflect the U.S. housing construction industry only to the extent that the underlying issues are representative of the industry.  NASDAQ OMX will adjust the composition of the Index due to mergers of component issuers, because issuers no longer reflect the particular Index group, or to improve the Index's correlation to the U.S. housing construction industry, as described in more detail below.

**General**

The Index is a modified market capitalization-weighted index, in which the value of the Index equals the aggregate value of the Index share weights, also known as the "Index Shares," of each of the securities included in the Index (the "Index Securities"), multiplied by each such Index Security's last sale price, and divided by the divisor of the Index.  The divisor serves the purpose of scaling the aggregate Index value to a lower order of magnitude, which is more desirable for Index reporting purposes.  If trading in an Index Security is halted while the applicable market is open, the most recent last sale price for that security is used for all Index computations until trading resumes.  If trading is halted before the market is open, the previous day's last sale price is used.

The formula for the Index value is:

$$\frac{\text{Aggregate Adjusted Market Value}}{\text{Divisor}}$$

where the Divisor is:

(Market Value after Adjustments/Market Value before Adjustments) × Divisor before Adjustments

The Index is ordinarily calculated without regard to cash dividends on the Index Securities.

The Index is calculated during the trading day and is disseminated once per second from 9:30:01 a.m. to 5:16:00 p.m., east coast time.  The closing value of the Index may change up until 5:15:00 p.m. east coast time due to corrections to the last sale price of the Index Securities.

**Eligibility**

Index eligibility is limited to specific types of securities.  The security types eligible for the Index include domestic or foreign common stocks, ordinary shares, shares of beneficial interest or limited partnership interests, and tracking stocks.  Security types not included in the Index are American Depository Receipts, closed-end funds, convertible debentures, exchange traded funds, preferred stocks, rights, warrants, units, and other derivative securities.

**Initial Security Eligibility Criteria**

To be included in the Index, a security must meet the following criteria:

- the security must be listed on the New York Stock Exchange, the Nasdaq Stock Market, or NYSE Amex Equities U.S.;
- the issuer of the security must be classified as a company whose primary business is associated with the U.S. housing construction market under certain Industry Classification Benchmark codes, which are products of FTSE International Limited and are licensed for use by the Index Sponsor;
- only one class of security per issuer is allowed;
- the security must have a market capitalization of at least $100 million;

- the security must have traded at least 1.5 million shares in each of the last six months;

- the security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S.;

- the security may not be issued by an issuer currently in bankruptcy proceedings;

- the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible for the Index;

- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and

- the issuer of the security must have "seasoned" on a recognized market for at least six months; in the case of spin-offs, the operating history of the spin-off will be considered.

**Component Replacement Criteria**

In the event that an Index Security no longer meets the continued security eligibility criteria described below, it will be replaced with a security that meets all of the initial security eligibility criteria and additional criteria which follows. Securities eligible for inclusion will be ranked descending by market value, current price, and percentage price change over the previous six months. The security with the highest overall ranking will be added to the Index (if multiple securities have the same rank, the security with the largest market capitalization will rank higher), provided that the Index then meets the following criteria:

- no single Index Security is greater than 20% of the weight of the Index, and the top five Index Securities do not constitute more than 55% of the weight of the Index; and

- no more than 15% of the weight of the Index is composed of non-U.S. component securities that are not subject to comprehensive surveillance agreements.

In the event that the highest ranking security does not permit the Index to meet the above criteria, the next highest ranking security will be selected and the Index criteria will again be applied to determine eligibility. The process will continue until a qualifying replacement security is selected.

**Continued Security Eligibility Criteria**

To be eligible for continued inclusion in the Index, an Index Security must meet the following criteria:

- the security must be listed on the New York Stock Exchange, the Nasdaq Stock Market, or NYSE Amex Equities U.S.;

- the issuer of the security must be classified, as reasonably determined by NASDAQ OMX, as a company whose primary business is associated with the U.S. housing sector;

- the security must have a market capitalization of at least $60 million;

- the security may not be issued by an issuer currently in bankruptcy proceedings; and

- the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.

**Continued Index Eligibility Criteria**

In addition to the security eligibility criteria, the Index as a whole must meet the following criteria on a continual basis unless otherwise noted:

- no single Index Security is greater than 25% of the weight of the Index, and the top five Index Securities do not constitute more than 60% of the weight of the Index (measured semi-annually on the first trading day in January and July);

- no more than 18% of the weight of the Index is composed of non-U.S. Index Securities that are not subject to comprehensive surveillance agreements;

- the total number of Index Securities has not increased or decreased by 33 1/3% of the Index and in no event will be less than nine;

- Index Securities representing at least 95% of the weight of the Index have a market capitalization of at least $75 million;

- Index Securities representing at least 92% of the weight of the Index and at least 82% of the total number of Index Securities meet the security options eligibility rules;

- Index Securities must have trading volume of at least 600,000 shares for each of the last six months, except that for each of the lowest weighted Index Securities that in the aggregate account for no more than 5% of the weight of the Index, trading volume must be at least 500,000 shares for each of the last six months; and

- the lesser of the five highest weighted Index Securities or the highest weighted Index Securities that in the aggregate represent at least 30% of the total number of Index Securities each have had an average monthly trading volume of at least 1,250,000 shares over the past six months.

In the event the Index does not meet the criteria, the Index composition will be adjusted to ensure that the Index meets the criteria. Index Securities that contribute to the Index not meeting the eligibility criteria may be removed. Index Securities may be added and/or



replaced according to the component replacement rules to ensure compliance with these criteria. If removed, the security will, in ordinary circumstances, be removed at its last sale price. If the security is halted from trading on its primary listing market, however, and the official closing price cannot be readily determined, NASDAQ OMX may, at its discretion, remove the security at a zero price. If the security is removed at a zero price, it will be applied to the Index after the close of market but before the dissemination of the official closing value of the Index (ordinarily at 5:16 p.m.).

**Index Maintenance**

If a corporate event occurs as to any Index Security, such as a stock dividend, stock split, spin-off or rights issuance, the Index Shares and/or the price of the Index Security will be adjusted on the ex-date. If the change in total shares outstanding arising from other corporate actions is greater than or equal to 10%, the adjustment in the Index Shares and/or the price of the Index Security will be made as soon as practicable. Otherwise, if the change in total shares outstanding is less than 10%, then all such changes are accumulated and made effective on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. The Index Shares are derived from the Index Security's total shares outstanding. The Index Shares are adjusted by the same percentage amount by which the total shares outstanding have changed.

In the event of a special cash dividend, NASDAQ OMX will determine on an individual basis whether to make a change to the price of an Index Security in accordance with its Index dividend policy. If NASDAQ OMX determines that a change will be made, it will become effective on the ex-date, and advance notification will be made.

In the event of a change in the Index Shares, a change in an Index Security, or a change to the price of an Index Security due to spin-offs, rights issuances, or special cash dividends, the divisor is ordinarily adjusted to ensure that there is no discontinuity in the value of the Index, which might otherwise be caused by any such change. All changes are announced in advance and will be reflected in the Index prior to market open on the applicable effective date.

**Index Rebalancing**

The Index uses a modified market capitalization-weighting methodology. Each quarter, the Index is rebalanced so that the maximum weight of any Index Security will not exceed 15% and no more than two Index Securities will be at the cap. Under those circumstances, any Index Security that is then in excess of 8% will be capped at 8%. The aggregate amount by which all Index Securities over 15% and 8% is reduced will be redistributed proportionally across the remaining Index Securities. After redistribution, if any other Index Security then exceeds 8%, the Index Security is set to 8% of the Index and the redistribution is repeated to derive the final weights.

The modified market capitalization-weighted methodology is applied to the capitalization of each Index Security, using the last sale price of the Index Security at the close of trading on the first Friday in March, June, September, and December and after applying quarterly changes to the total shares outstanding. Index Shares are then calculated by multiplying the weight of the Index Security by the new market value of the Index and dividing the modified market capitalization for each Index Security by its corresponding last sale price. The changes become effective after trading on the third Friday in March, June, September, and December.



Enhanced Return

**Composition of the Index**

As of January 31, 2013, the Index was composed of the following nineteen stocks:

| Company | Percentage of Index Weighting* |
|---|---|
| Weyerhaeuser Co | 14.42% |
| Vulcan Materials Co | 9.00% |
| PulteGroup Inc | 8.68% |
| DR Horton Inc | 8.55% |
| Toll Brothers Inc | 8.27% |
| Lennar Corp | 7.68% |
| Masco Corp | 7.63% |
| Fidelity National Financial Inc | 7.29% |
| Owens Corning | 6.47% |
| Armstrong World Industries Inc | 4.25% |
| Lennox International Inc | 3.80% |
| MDC Holdings Inc | 2.51% |
| Ryland Group Inc/The | 2.36% |
| Standard Pacific Corp | 2.31% |
| Meritage Homes Corp | 2.07% |
| KB Home | 1.93% |
| Radian Group Inc | 1.13% |
| Hovnanian Enterprises Inc | 0.88% |
| M/I Homes Inc | 0.77% |

\* Rounded to two decimal places.

**The following graph shows the monthly historical performance of the Index in the period from January 2007 through January 2013. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 179.53.**

**Historical Performance of the Index**



**This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.**

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

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**License Agreement**

NASDAQ OMX and HSBC have entered into a non-exclusive license agreement providing for the license to HSBC, in exchange for a fee, of the right to use the Index, which is owned and published by NASDAQ OMX, in connection with the notes. The license agreement provides that the following language must be stated in this term sheet:

Neither NASDAQ OMX nor its affiliates (NASDAQ OMX, with its affiliates, are referred to as the "Corporations") make any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track market performance. The Corporations' only relationship to HSBC is the licensing of certain names and marks and of the Index, which is determined, composed and calculated without regard to HSBC. NASDAQ OMX has no obligation to take the needs of HSBC or the owners of the notes into consideration in determining, composing or calculating the Index. The Corporations are not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the notes. The Corporations have no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the Index or the notes.

# Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange.  In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices.  MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering.  Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

### Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. In connection with hedging our obligations under the notes, we will enter into a hedge transaction with an affiliate of MLPF&S, which will include a charge of up to $0.075 per unit, representing an estimated profit credited to MLPF&S through the hedge transaction. The public offering price you pay for the notes includes this charge and the underwriting discount. This charge and fee reduce the economic terms of the notes. In arranging the hedge transaction for the notes, MLPF&S seeks bids from market participants, which could include one of our affiliates. Additional profits and losses may be realized by the hedge providers from these hedging transactions. For further information regarding how these fees and hedging costs may affect the price at which you will be able to sell the notes in secondary market transaction and conflicts of interest, see "Risk Factors—General Risks Relating to ARNs" beginning on page S-9 and "Use of Proceeds" on page S-19 of product supplement ARN-2.


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# Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Index.

- Under this characterization and tax treatment of the notes, a U.S. Holder (as defined in product supplement ARN-2) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

- Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement), will generally apply to payments made after December 31, 2013.  However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014.  Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the accompanying prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

**You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.  You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page S-34 of product supplement ARN-2.**

# Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the notes offered by this term sheet have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America.  This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.

# Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

# Market-Linked Investments Classification


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*MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.*

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential



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to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

"Accelerated Return Notes<sup>®</sup>" and "ARNs<sup>®</sup>" are registered service marks of Bank of America Corporation, the parent company of MLPF&S.